January 31, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation

Commission File No. 0-14625

Dear Ms. Collins:

The following responses are submitted as requested in our conversations with Mr. David L. Orlic, Special Counsel, Division of Corporation Finance, on January 29 and January 30, 2008 regarding our January 14, 2008 response to the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment dated December 21, 2007 (“Comment Letter”) regarding Tech Data Corporation’s (the “Company”) Form 10-K for the fiscal year ended January 31, 2007 (“Form 10-K”) and Definitive Proxy Statement on Schedule 14A, filed April 27, 2007.

The Company’s responses are as follows:

Form 10-K for the Year Ended January 31, 2007

Item 1.	Business, page 2

Response to Comment 2.

In addition to the information provided in our previous response, we also considered the following in concluding that our individual contracts with Hewlett Packard (“HP”) are not significant and that it was therefore not necessary to file these contracts as exhibit(s) to the Company’s SEC filings:

•

There is no “master agreement” with HP which covers a material portion of the Company’s business with HP. As included in our previous response, our contracts with HP tend to be managed locally rather than on a worldwide or regional basis.

•	Sales of HP products in each county were less than 10% of the Company’s consolidated net sales in each of the three fiscal years in the period ended January 31, 2007.

Related Person Transactions, page 32

Response to Comment 8.

We confirm that the Company had no related person transactions to disclose under Item 404 of Regulation S-K during the applicable time period. To address this requirement, we will make a disclosure similar to the following in our next proxy, assuming we continue to have no related persons transactions to disclose:

“Related Person Transactions

During the last completed fiscal year, the Company had no related person transactions requiring disclosure under Item 404(a) of Regulation S-K under the Securities Act.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings with the SEC; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells
Jeffery P. Howells
Executive Vice President and Chief Financial Officer

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